                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)

                               (Amendment No. 3)*

                          Herbalife International, Inc.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                  Class A Common Stock $.01 Par Value Per Share
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    426908208
    -----------------------------------------------------------------------
                                 (CUSIP Number)

              Conrad Lee Klein, Christopher Pair and John Reynolds,
                   Co-Trustees of the Mark Hughes Family Trust
                        C/o Herbalife International, Inc.
                             1800 Century Park East
                           Century City, CA 90067-1501
                                 (310) 410-9600
    -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2002
    -----------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are to be sent.


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        This Amendment No. 3 is the final amendment and amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 1, 2000, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 2, 2000 and Amendment No. 2 filed with the SEC on March 28, 2001 (as amended, the "Schedule 13D") and relates to the Class A Common stock par value $.01 per share (the "Class A Common Stock") of Herbalife International, Inc. (the "Issuer"). The information regarding the Class B Common Stock, par value $.01 per share ("Class B Common Stock"), contained in the Schedule 13D is for information only. Shares of Class B Common Stock are nonvoting except in limited circumstances. Capitalized terms used herein shall have the meaning set forth in the Schedule 13D.

ITEM 4 PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

        On July 31, 2002, pursuant to the terms of the Agreement and Plan of Merger, dated April 10, 2002, by and among Herbalife, WH Holdings and WH Acquisition Corp., (the "Merger Agreement") the Mark Hughes Family Trust (the "Trust") sold and transferred its direct and indirect beneficial interest in 6,271,001 shares of Class A Common Stock and 6,792,001 shares of Class B Common Stock of the Issuer (includes 999,999 shares of Class A Common Stock and 875,001 shares of Class B Common Stock owned by the Estate of Mark Hughes).

        Except as indicated herein, the Trust has no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs
(a)-(j) of Item 4 of Schedule 13D.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended by adding the following:


   Class of Stock        Number*       Price Per Share        Date of the Disposition
      Class A           6,271,001           $19.50                 July 31, 2002

      Class B           6,792,001           $19.50                 July 31, 2002


        * All shares were sold pursuant to the Merger Agreement.


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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 9, 2002                        Mark Hughes Family Trust

                                             By the Co-Trustees:

                                             /s/ CHRISTOPHER PAIR
                                             --------------------------
                                             Christopher Pair

                                             /s/ CONRAD KLEIN
                                             --------------------------
                                             Conrad Klein

                                             /s/ JOHN REYNOLDS
                                             --------------------------
                                             John Reynolds


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